AB
3/12

✗ KH 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52967

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/10_____ AND ENDING_____12/31/10_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Casimir Capital L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

546 Fifth Avenue
                                         (No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Poon   (212) 798-1300
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
                    (Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

Mail Processing
Section

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAR 01 2011

Washington, DC
106

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



11019425

OATH OR AFFIRMATION

I, __William Poon_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Casimir Capital L.P._____ , as of _____December 31_____ , 20 _10_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CASIMIR CAPITAL L.P.

Statement of Financial Condition
December 31, 2010
(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities
Exchange Act of 1934 PUBLIC DOCUMENT)

CASIMIR CAPITAL L.P.

Table of Contents
December 31, 2010



1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

Offices in NYC & Long Island

INDEPENDENT AUDITORS' REPORT

To the Partners
Casimir Capital L.P.

We have audited the accompanying statement of financial condition of Casimir Capital L.P. (the "Partnership") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Casimir Capital L.P. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 25, 2011



IGAF
WORLDWIDE
An Association
of Independent Firms

1

CASIMIR CAPITAL L.P.

Statement of Financial Condition
December 31, 2010

ASSETS

Cash and cash equivalents	$	1,232,306
Restricted cash and securities		590,051
Receivables from clearing brokers		1,836,573
Receivables from affiliated companies, officer, employees, and other		525,690
Securities owned - marketable - at fair value		274,443
Equipment, fixtures, and improvements - net		93,377
Other assets		118,518
	$	4,670,958

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Accounts payable and accrued expenses	$	2,862,664
Partners' Capital		1,808,294
	$	4,670,958

See notes to financial statement.

CASIMIR CAPITAL L.P.

1 - ORGANIZATION AND BUSINESS

Casimir Capital L.P. (the "Partnership") is engaged in retail brokerage and investment banking as a registered broker/dealer in securities under the Securities and Exchange Act of 1934. The Partnership commenced operations on January 24, 2001. It is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The General Partner of the Partnership is RFS, LLC, a Delaware limited liability company. The net income of the Partnership is allocated among the limited partner and the General Partner in accordance with the percentage that the capital contributions of each partner bear to the sum of all capital contributions.

The limited partner does not have the right to sell, assign, pledge, transfer, or otherwise dispose of all or any part of its interest in the Partnership without the express written approval of the General Partner.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. *Cash Equivalents* - For purposes of the Statement of Cash Flows, the Partnership considers all short-term debt securities purchased with a maturity of three months or less, as well as money market funds, to be cash equivalents.

b. *Securities Transactions* - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Marketable securities are valued at market value; long and short positions are valued at the last sales price on the date of determination or, if no sales occurred on such day, at the last closing bid price if held long and at the last closing asked price if held short. Securities not readily marketable are valued at fair value as determined by management. Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

c. *Revenue Recognition* - Investment banking and underwriting fees are net of syndicate expenses arising from the securities offered in which the Partnership acts as a placement agent or an underwriter or agent, and are recorded at the time the transaction is completed and the income is reasonably determinable.

Any commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC are recorded on a trade date basis. Commissions earned from other trading activities, primarily related to transfers of mutual fund shares, are recorded monthly and include transfers through the end of each month.

d. *Depreciation and Amortization* - Equipment, fixtures, and improvements are stated at cost. Replacements, maintenance, and repairs which do not improve or extend the life of an asset are expensed. Equipment and fixtures are depreciated using the straight-line and accelerated methods over estimated useful lives of five to seven years. Leasehold improvements are amortized over lesser of the length of the respective leases or the estimated useful lives of the assets.

e. ***Income Taxes*** - The Partnership is a limited partnership and, as such, is not subject to federal or state income taxes as all taxable income and losses and relevant deductions flow through to the partners. The Partnership is, however, subject to the New York City Unincorporated Business Tax ("UBT"). Accordingly, no provision for federal and state income taxes is included in the accompanying financial statements other than for UBT. The Partnership files federal, New York State, and New York City tax returns. The earliest tax year that is subject to examination by these taxing authorities is 2007.

The Financial Accounting Standards Board ("FASB") issued Accounting for Uncertainty in Income Taxes, which clarified the accounting and disclosures for uncertain tax positions related to income taxes recognized in the financial statements and addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Partnership may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position.

The Partnership did not have any material unrecognized tax benefits as of December 31, 2010 and does not expect this to change significantly over the next twelve months. In connection with the adoption of the guidance, the Partnership will recognize interest and penalties accrued on any unrecognized tax benefits as a component of other expense. As of December 31, 2010, the Partnership has no accrued interest or penalties related to uncertain tax positions.

f. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - RECEIVABLES FROM CLEARING BROKERS

The clearing and depository operations for the Partnership's customers' securities transactions are provided by the Clearing Brokers pursuant to a clearance agreement. At December 31, 2010, the amount due from Clearing Brokers represents cash deposits maintained at the Clearing Brokers and commission revenue earned as an introducing broker for the transactions of its customers, net of clearing expenses.

Receivables from Clearing Brokers at December 31, 2009 consist of the following:

Clearing deposits	$ 225,192
Cash held in accounts at Clearing Brokers	1,632,744
Fees and commissions payable	(21,363)
	$ 1,836,573

The Partnership has agreed to indemnify the Clearing Brokers for losses that they may sustain from the customer accounts introduced by the Partnership. At December 31, 2010, a reserve was established by the Clearing Brokers to cover such losses on certain accounts and this amount has been recorded as an offset of commission income.

4 - FAIR VALUE

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- **Level 1** - Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access at the measurement date.

- **Level 2** - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets in markets that are not active. These also include quoted prices for similar assets or liabilities which have been adjusted for legal or contractual restrictions.

- **Level 3** - Unobservable inputs that reflect the reporting entity's own assumptions. These include private portfolio investments that are supported by little or no market data.

The following table shows assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and also the level within the fair value hierarchy used to measure each category of assets.

	(Level 1)	(Level 2)	(Level 3)	Total
Securities owned:				
Equities	$ 171,757	$ -	$ -	$ 171,757
Warrants	-	-	102,686	102,686
	$ 171,757	$ -	$ 102,686	$ 274,443

As of December 31, 2010, securities owned by the Partnership include Level 3 hierarchy securities. These securities consist of warrants received by the Partnership as compensation related to various investment banking transactions in which the Partnership acted as a participating placement agent. The Partnership has valued these warrants based on an option pricing model. Warrants are initially valued based upon quoted market prices of similar equity awards and then reduced by restrictions and other management assumptions.

Following is a summary of the 2010 activity related to the Level 3 securities:

Balance, December 31, 2009	$ -
Transfer into Level 3	262,462
Fair value of warrants received	76,487
Net unrealized gain included as a component of principal transactions	26,199
Warrants exercised included as a component of principal transactions	(262,462)
Balance, December 31, 2010	$ 102,686

5 - Receivables from Affiliated Companies, Officer, Employees, and Other

The Partnership paid expenses on behalf of affiliated companies that are related through common ownership. In addition, the Partnership advanced funds to its officer, certain employees, and other parties. Receivables are payable on demand and do not bear interest.

Receivables at December 31, 2010 consist of the following:

Officer	$	428,750
Affiliated companies		26,240
Employee		11,000
Other		59,700
	$	525,690

6 - Equipment, Fixtures, and Improvements

Equipment, fixtures, and improvements at December 31, 2010 consist of the following:

Computer equipment	$	48,242
Furniture		103,779
Leasehold improvements		3,074
		155,095
Less: Accumulated depreciation and amortization		61,718
	$	93,377

7 - Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2010 consist of the following:

Bonus payable	$	2,400,000
Deferred rent payable		128,995
Accounts payable		116,174
Corporate credit card payable		94,505
Accrued expenses		63,976
Other		59,014
	$	2,862,664

8 - 401(k) Plan

The Partnership maintains a 401(k) Plan for all eligible employees. The Plan enables participants to contribute a portion of their pretax earnings not to exceed the maximum dollar amounts as allowed by statutory limits. Effective January 1, 2009, the 401(k) Plan was amended to provide for an annual employer Safe Harbor Contribution of 4% eligible compensation to those participants that are not highly compensated employees for the plan year.

9 - COMMITMENTS AND CONTINGENCIES

The Partnership leases substantially all of its office facilities and certain equipment under operating leases that expire at various dates. In 2008, the Partnership entered into a ten year operating lease for its New York City office which requires annual payments of $696,023 for the first five years and $766,805 for the following five years. The lease expires on June 30, 2018. In accordance with this lease agreement, the Partnership has provided a letter of credit in the amount of $696,023 which expires May 2011. The letter of credit is secured by cash and securities which are to be valued at all times between $560,000 and $610,000. As of December 31, 2010, the aggregate value of the cash and securities collateral securing the letter of credit is $590,051 which is reflected on the statement of financial condition as restricted cash and securities.

In accordance with generally accepted accounting principles, the rent expense associated with operating leases that contain escalation clauses, rent abatements and/or concessions, such as rent holidays, is required to be recorded on a straight-line basis over the lease term. The difference between the rent expense paid per the lease agreement and the straight-lined rent expense is recorded as deferred rent liability and included in accrued expenses on the statement of financial condition. At December 31, 2010, the deferred rent liability was $128,995.

In December 2008, the Partnership entered into a lease agreement for office space in Toronto, Canada. The lease required monthly payments of $2,356 for the initial six month period ending May 2009. Upon expiration, the lease renews automatically for a new six month period unless a written notice of cancelation is presented sixty days before the expected expiration date. In December 2009, the lease was automatically renewed for a second time under the same terms. The Partnership then opted to cancel the lease in March 2010.

In November 2010, the Partnership entered into a lease agreement for office space in Calgary, Canada. The lease requires monthly payments of $3,360. The lease terms are month to month unless notice of non-renewal is given, by either party, in writing at least two full calendar months before the end of the term or renewal term in question. This agreement automatically renews each month with the same terms and conditions.

In October 2008, the Partnership entered into a license agreement (as "licensor") for desk space in its New York office. The license agreement required an annual license fee of $180,000 which expired on September 2010.

In November 2010, the Partnership entered into a license agreement (as "licensor") for desk space in its New York office. The license agreement required an annual license fee of $240,000 payable in equal monthly installments of $20,000 in advance on the first day of each month. The agreement expires on October 31, 2011, and has an extension option of one year.

The Partnership is obligated under various operating leases for office equipment which expire through December 2013.

Future minimum payments under non-cancelable operating leases, which have been reduced by license fees to be received, at December 31, 2010 consist of the following:

December 31,		
2011	$	604,000
2012		768,000
2013		766,000
2014		767,000
2015		767,000
Thereafter		1,917,000
	$	5,589,000

10 - CONCENTRATION

The Partnership maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts on deposit exceed the FDIC insurance limit of $250,000. As of December 31, 2010, the Partnership's cash balances on deposit exceeded insured limits by $260,735.

11 - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission ("SEC") Rule 15c3-1. SEC Rule 15c3-1 requires that the Partnership maintain minimum net capital, as defined, and aggregate indebtedness and debt-to-debt equity ratios. At December 31, 2010, the Partnership had net capital, as defined, of $286,690 which was $95,845 in excess of its required net capital of $190,845. The Partnership's net capital ratio was 9.99 to 1.

12 - OFF-BALANCE-SHEET RISK

Pursuant to the clearance agreements, the Partnership introduces all of its securities transactions to a Clearing Broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Brokers. In accordance with the clearance agreements, the Partnership has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Partnership. In accordance with industry practice and regulatory requirements, the Partnership and the Clearing Brokers monitor collateral on the customers' accounts.

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

CASIMIR CAPITAL L.P.

Independent Auditors' Report on Internal
Control Required By SEC Rule 17A-5
December 31, 2010



1375 Broadway, 15th Floor   90 Merrick Avenue, Suite 802
New York, New York 10018   East Meadow, New York 11554
212.944.4433   516.228.9000
212.944.5404 (fax)   516.228.9122 (fax)
cpa@rem-co.com

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

Offices in NYC & Long Island

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Partners
Casimir Capital L.P.

In planning and performing our audit of the financial statements of Casimir Capital L.P. (the "Partnership"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



To the Partners
Casimir Capital L.P.
Page Two

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the Financial Industry Regulatory Authority "FINRA", and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 25, 2011

CASIMIR CAPITAL L.P.

Supplemental Report - SIPC Form-7 and
Independent Accountants' Report on
Applying Agreed-Upon Procedures Related
to an Entity's SIPC Assessment Reconciliation

December 31, 2010



1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

Offices in NYC & Long Island

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES RELATED TO
AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Partners
Casimir Capital L.P.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Casimir Capital L.P. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies that rely on Rule 17a-5(e)(4), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting, no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting, no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting, no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 25, 2011



IGAF
WORLDWIDE
An Association
of Independent Firms